Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                                                             Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                                                                     E-mail:  grhlaw@hotmail.com

October 23, 2015

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:           Meganet Corporation
Form 10-K for Fiscal Year Ended March 31, 2015
Filed September 3, 2015
Form 10-Q for Fiscal Quarter Ended June 30, 2015
Filed September 22, 2015
File No. 333-176256

Dear Mr. Spirgel:

As outside counsel to Meganet Corporation (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated September 24, 2015, regarding the Company’s filings referenced above.  Each comment is reproduced below in bold italics and followed by the Company’s response.

General

1.
It appears that you are currently required to file reports pursuant to Section 15(d) of the Exchange Act.  We note that it appears that you had more than 300 record holders on the first day of the fiscal year covered by this report and that it appears that you currently have more than 500 record holders for purposes of Rule 12h-3 of the Exchange Act.  If true, please revise your cover page to check mark the box “no” indicating that you are required to file reports pursuant to Section 15(d) of the Exchange Act.

Response:  On the cover page of the amended 10-K the appropriate box has been marked to indicate that the Company is required to file reports pursuant to Section 15(d) of the Exchange Act.

Item 5. Market for Registrant’s Common Equity …, page 14

2.
We note statements from June and July 2015 on your twitter page that you appear to be currently planning or in the process of registering with FINRA and engaging a market maker to apply for quotation on the OTC Bulletin Board.  We also note similar statements from your Form S-1 File No. 333-176256, effective November 9, 2012. Please advise us of your anticipated timing with this application and process.

Response:  We advise the staff supplementally that we have made arrangements with a broker dealer to submit a Form 211 in our behalf for the purpose of obtaining a trading symbol from FINRA.  In connection with this process, the broker dealer had numerous document requests, all of which have now been supplied to the broker dealer as of about five business days ago.  We understand the broker dealer is now making its final review of our documents and will be submitting the application for a trading symbol on Form 211 within the near future.  We understand that FINRA will likely have comments with respect to the application that we and the broker dealer will respond to.  From what we have been advised, we believe the Company will have its trading symbol within 75 days or sooner from today’s date.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 15

3.
We note your significant reliance on financing from your Chief Executive Officer Saul Backal.  Please file any loan agreements with Mr. Backal as a material contract pursuant to Item 601(b)(10) of Regulation S-K, or in the alternative, please clearly state that this commitment is non-binding.

Response:  We advise supplementally that there are no written loan agreements with Mr. Backal.  We have added disclosure in the liquidity section clearly stating that Mr. Backal’s commitment is non-binding.

Item 15.  Exhibits, page 38

4.	Please file or incorporate by reference your articles of incorporation and bylaws. Refer to Item 601 of Regulation S-K.

Response:  We have now incorporated our articles of incorporation and bylaws by reference.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company